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                                                             Exhibit (a)(10)


[INVACARE LOGO]

                                                      INVESTOR INQUIRIES:
                                                      Thomas R. Miklich
                                                      Chief Financial Officer
                                                      (440) 329-6111


                                                      MEDIA INQUIRIES:
                                                      Susan A. Elder
                                                      Manager
                                                      Corporate Communications
                                                      (440) 329-6549


NEWS RELEASE
------------

INVACARE ANNOUNCES SUCCESSFUL COMPLETION OF SUBURBAN OSTOMY TENDER OFFER

COMBINED COMPANIES STRENGTHEN INVACARE'S INDUSTRY-LEADING ONE STOP SHOPPING(SM) PROGRAM WHICH DELIVERS TOTAL LOWEST COST TO HME PROVIDER

     ELYRIA, OHIO -- (JANUARY 23, 1998) -- Invacare Corporation, (NASDAQ:IVCR) announced today that the offer by its wholly owned subsidiary, Inva Acquisition Corp., to purchase for cash all of the outstanding shares of common stock of Suburban Ostomy Supply Co., Inc. (NASDAQ:SOSC) at a price of $11.75 per share, expired at midnight yesterday.

     Based on a preliminary count, 10,486,248 shares were tendered and accepted for payment, including 79,501 shares submitted by notice of guaranteed delivery. The acceptance of these shares results in Invacare's ownership of approximately 99.5 percent of the outstanding stock of Suburban. Accordingly, Invacare can now effect a merger of Suburban into Inva Acquisition Corp., without prior notice to or any other action by, any other stockholder of Suburban.

     "We are pleased to have completed this significant transaction," said A. Malachi Mixon, III, chairman and chief executive officer of Invacare Corporation. "Suburban complements Invacare's industry-leading One Stop Shopping(SM) strategy, and its product lines present a $1 billion market opportunity for Invacare to further serve the non-acute provider channel. Disposable medical supplies can represent as much as 20 percent of a provider's revenues. Plans are already underway for the integrated company to leverage customer relationships by combining Invacare's field sales and Suburban's inside sales organizations. In a rapidly evolving health care environment that demands increased efficiency, the combined companies create an organization capable of lowering our customer's operating costs and increasing their cash flow," he added.

                                    -more-




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Invacare, Suburban Complete Merger - Add One


     Herb Gray, Suburban's chief executive officer said, "We are very pleased to become part of the Invacare family. Suburban and its management have a high regard for Invacare's growth and accomplishments in serving the home health care equipment market. We look forward to reaping the benefits achieved though the addition of Invacare's comprehensive line of medical equipment."

     Suburban now becomes a core strategic business to Invacare and will be run as a separate operating group by the current management team, who are based in Holliston, MA.

     Invacare also announced today that it is starting the process of identifying potential purchasers for a very small segment of Suburban's business which bills third-party payors directly. This segment is part of the Peiser's division of Suburban. No time frame has yet been determined for the completion of such a transaction.

     "Our corporate policy is to sell solely through providers, and this same policy will apply to Suburban," said Mixon.

     Suburban Ostomy Supply Co., Inc. is a direct marketing wholesaler of medical supplies and related products to the home health care industry. The company sells products to over 23 home health care providers. Through its direct sales and marketing programs, the company markets a comprehensive selection of more than 7,000 stock keeping units, which are primarily products for ostomy, incontinence, diabetic and wound care.

     Invacare Corporation is the world's leading manufacturer and distributor of home health care products and mobility products for people with disabilities. The company's headquarters are in Elyria, Ohio, with manufacturing plants in the United States, Australia, Canada, Germany, France, Mexico, New Zealand, Portugal, Switzerland and the United Kingdom. Products are distributed though more than 10,000 professional home care providers, institutions and retail outlets.

     This press release contains forward-looking statements based on current expectations which are covered under the "safe harbor" provision within the Private Securities Litigation Reform Act of 1995. Actual results and events related to the acquisition may differ from those anticipated as a result of risks and uncertainties which include, but are not limited to, the effective integration of Suburban and its recent acquisitions and the overall economic, market and industry conditions, as well as the risks described from time to time in Invacare's and Suburban's reports as filed with the Securities and Exchange Commission, including their most recently filed Form 10-K reports.

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